August 4, 2025

Huiyi Zheng
Chief Executive Officer
Platinum Analytics Cayman Limited
60 Anson Road, 17-01, Mapletree
Singapore 079914

       Re: Platinum Analytics Cayman Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed July 21, 2025
           File No. 333-287134
Dear Huiyi Zheng:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No 2. to Registration Statement on Form F-1
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Recent accounting pronouncements, page F-17

1. The dates and years referred to in the ASUs appear to have been updated to 2024 when they are supposed to be 2023. Please revise.
 August 4, 2025
Page 2

        Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Andrei Sirabionian